CELLECTIS ANNUAL SHAREHOLDERS MEETING

June 26, 2025

Ordinary Resolutions

N°	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
1	approval of the annual financial statements for the financial year ended December 31. 2024
	1	Carried	52 525 477	99.88%	62 466	0.12%	28 629		52 587 943	46 990 754	46.854%	0	0	57.102%
2	approval of the consolidated financial statements for the financial year ended December 31. 2024
	2	Carried	52 529 012	99.88%	63 172	0.12%	24 388		52 592 184	46 990 754	46.854%	0	0	57.102%
3	allocation of the results for the financial year ended December 31. 2024
	3	Carried	52 536 498	99.88%	63 177	0.12%	16 897		52 599 675	46 990 754	46.854%	0	0	57.102%
4	allocation of losses carried forward to the “share premium” account
	4	Carried	52 539 884	99.88%	64 206	0.12%	12 482		52 604 090	46 990 754	46.854%	0	0	57.102%
5	review of the agreements considered in articles L. 225-38 et seq. of the French Commercial Code (financing agreements with Bpifrance)
	5	Carried	43 292 348	99.86%	62 183	0.14%	9 294		43 354 531	41 117 507	40.998%	9 252 747	0	57.102%
6	renewal of the appointment of Mr. Donald Bergstrom as a member of the board of directors
	6	Carried	51 136 787	97.20%	1 470 494	2.80%	9 291		52 607 281	46 990 754	46.854%	0	0	57.102%

CELLECTIS ANNUAL SHAREHOLDERS MEETING

June 26, 2025

Ordinary Resolutions

N°	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
7	appointment of a new director (Mr. André Muller)
	7	Carried	51 369 389	97.65%	1 237 892	2.35%	9 291		52 607 281	46 990 754	46.854%	0	0	57.102%
8	authorization to the Board of Directors to buy back shares of the Company
	8	Carried	52 451 279	99.71%	150 602	0.29%	14 691		52 601 881	46 990 754	46.854%	0	0	57.102%

CELLECTIS ANNUAL SHAREHOLDERS MEETING

June 26, 2025

Extraordinary Resolutions

N°	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
9	authorization to be granted to the Board of Directors to reduce the share capital by cancelling shares under the authorization for to buy back its own shares
	9	Carried	52 347 621	99.52%	252 904	0.48%	16 047		52 600 525	46 990 754	46.854%	0	0	57.102%
10

delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares and/or any securities. with cancellation of shareholders' preferential subscription rights in favor of a category of persons meeting specified characteristics (investors with experience in the health or biotech sector)

	10	Carried	52 342 540	99.51%	257 564	0.49%	16 468		52 600 104	46 990 754	46.854%	0	0	57.102%
11

delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares or any securities. with cancellation of shareholders' preferential subscription rights in favor of a category of persons meeting specified characteristics (credit institutions. investment services providers or members of an investment pool guaranteeing the completion of the considered issue)

	11	Carried	52 339 570	99.51%	257 346	0.49%	19 656		52 596 916	46 990 754	46.854%	0	0	57.102%
12

delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares or any other securities. with cancellation of shareholders' preferential subscription rights in favor of a category of persons meeting specified characteristics (industrial companies. institutions or entities active in the health or biotechnology sector)

	12	Carried	52 328 269	99.48%	271 840	0.52%	16 463		52 600 109	46 990 754	46.854%	0	0	57.102%
13

delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares or any other securities with cancellation of shareholders' preferential subscription rights in favor of a category of persons meeting specified characteristics in the framework of an equity or bond financing agreement

	13	Carried	52 329 025	99.51%	257 084	0.49%	30 463		52 586 109	46 990 754	46.854%	0	0	57.102%
14

delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares or any other securities giving access to the share capital. with the shareholders' preferential subscription rights maintained

	14	Carried	52 355 773	99.53%	248 737	0.47%	12 062		52 604 510	46 990 754	46.854%	0	0	57.102%

CELLECTIS ANNUAL SHAREHOLDERS MEETING

June 26, 2025

Extraordinary Resolutions

N°	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
15

delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future through the issue of ordinary shares or any securities. with cancellation of the shareholders’ preferential subscription rights by way of a public offering (other than the offers referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code)

	15	Carried	51 307 316	97.53%	1 297 187	2.47%	12 069		52 604 503	46 990 754	46.854%	0	0	57.102%
16

delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future through the issue of ordinary shares or any securities. with cancellation of the shareholders’ preferential subscription rights by way of an offer referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code

	16	Carried	52 346 469	99.51%	258 040	0.49%	12 063		52 604 509	46 990 754	46.854%	0	0	57.102%
17

delegation of authority to be granted to the Board of Directors to increase the number of each of shares to be issued in the event of a capital increase with or without preferential subscription rights

	17	Carried	51 306 006	97.56%	1 284 203	2.44%	26 363		52 590 209	46 990 754	46.854%	0	0	57.102%
18	overall limitations on the amount of issues made under the Tenth resolution to the Seventeenth resolution aforementioned
	18	Carried	52 491 173	99.81%	99 331	0.19%	26 068		52 590 504	46 990 754	46.854%	0	0	57.102%
19	delegation of authority to be granted to the board of directors to increase the share capital by incorporation of premiums. reserves. profits or other
	19	Carried	52 502 351	99.81%	102 156	0.19%	12 065		52 604 507	46 990 754	46.854%	0	0	57.102%
20

authorization to be granted to the Board of Directors to grant options to subscribe for or purchase ordinary shares in the Company. entailing a waiver by the shareholders of their preferential subscription rights

	20	Carried	43 106 901	99.44%	244 865	0.56%	9 264 806		43 351 766	46 990 754	46.854%	0	0	57.102%

CELLECTIS ANNUAL SHAREHOLDERS MEETING

June 26, 2025

Extraordinary Resolutions

N°	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
21

authorization to be granted to the Board of Directors to proceed with free allocations of ordinary shares of the Company. to the benefit of employees and/or corporate officers of the Company and its subsidiaries. entailing the waiver by the shareholders of their preferential subscription rights

	21	Carried	43 094 306	99.41%	257 460	0.59%	9 264 806		43 351 766	46 990 754	46.854%	0	0	57.102%
22

delegation of authority to be granted to the board of directors to issue warrants giving the right to subscribe ordinary shares of the Company – cancellation of the preferential right of subscription to the benefit of a category of persons meeting specific characteristics (persons who have entered into a service or consultant contract with the Company or with one of its subsidiaries)

	22	Carried	43 098 880	99.42%	253 300	0.58%	9 264 392		43 352 180	46 990 754	46.854%	0	0	57.102%
23

determination of the total amount of the capital increases that may be carried out by virtue of the aforementioned authorization to grant options to subscribe for or purchase shares and the aforementioned authorization to grant free shares

	23	Carried	52 517 949	99.83%	86 973	0.17%	11 650		52 604 922	46 990 754	46.854%	0	0	57.102%
24

delegation of authority to be granted to the Board of Directors to proceed with an increase in the share capital. the subscription of which would be reserved for the members of a company savings plan established pursuant to Articles L. 3332-1 et seq. of the Labor Code

	24	Rejected	5 226 316	10.92%	42 653 391	89.08%	4 736 865		47 879 707	46 990 754	46.854%	0	0	57.102%
25	amendment of Article 12 of the articles of association “meeting of the Board of Directors”
	25	Carried	52 506 572	99.83%	88 887	0.17%	21 113		52 595 459	46 990 754	46.854%	0	0	57.102%
26	amendment of Article 18 of the articles of association relating to shareholders meetings
	26	Carried	50 532 855	96.07%	2 066 398	3.93%	17 319		52 599 253	46 990 754	46.854%	0	0	57.102%